AB
10/01

SEC Mail Processing Section
SEP 26 2008
Washington, DC
105

SECURITIES 08032248
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Thompson 504-592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes, LLC
(Name – *if individual, state last, first, middle name*)

701 Metairie Road	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 02 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice Presidint

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™
Financial Industry Regulatory Authority

VIA E-MAIL: RTHOMPSON@DORSEYCO.COM

August 28, 2008

Mr. Raymond A. Thompson
Senior Vice President
Dorsey & Company, Inc.
511 Gravier Street
New Orleans, LA 70130-2701

RE: Dorsey & Company, Inc.
Annual Audit Filing Extension Approval

Dear Mr. Thompson:

In response to your request dated August 25, 2008, the staff has granted your request for a 30-day extension to file the independent annual audit for Dorsey & Company, Inc. as of fiscal year-end June 30, 2008. This approval is based on the reasons provided by the firm in its August 25, 2008 correspondence which requested the extension. As such, your Annual Audit should be filed on or before September 28, 2008.

Should you have any questions with regard to the foregoing, please do not hesitate to contact Kay Skolfield, Regulatory Coordinator at 522-6527 or myself, Don DeBlanc at 522-6527.

Sincerely,

Donald J. DeBlanc
Examination Manager

DJD/kr

cc: Eleanor Sabalbaro
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850

SEC Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, FL 33131

1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA
70163-1108

t 504 522 6527
f 504 522 4077
www.finra.org

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A. - D. Troy Boucher, C.P.A.

INDEPENDENT AUDITOR'S REPORT
On Internal Control Structure required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Dorsey & Company, Inc., (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

701 Metairie Road, Suite 2A301 - Metairie, Louisiana 70005 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entities financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedure that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should be used by anyone other than these specified parties.

Malcolm M. Dienes, L.L.C.

Metairie, Louisiana
September 25, 2008

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2008 and 2007

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A. - D. Troy Boucher, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. as of June 30, 2008 and 2007, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, L.L.C.
Metairie, Louisiana
August 10, 2007

701 Metairie Road, Suite 2A301 - Metairie, Louisiana 70005 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

Dorsey & Company, Inc.

Statements of Financial Condition

June 30,

Assets

	2008	2007
Cash	$ 55,693	$ -
Receivable from Brokers, Dealers and Clearing Organizations	341,061	176,095
Deposits with Clearing Organizations	50,628	49,142
Securities Owned, at Market Value	1,701,503	3,058,683
Accrued Interest Receivable	24,454	21,623
Property and Equipment, Net	53,535	77,625
Other Assets	8,926	31,635
Total Assets	2,235,800	3,414,803

Liabilities and Stockholders' Equity

Liabilities:		
Accounts Payable	30,418	19,062
Bank Overdraft	-	1,286
Payable to Brokers, Dealers and Clearing Organizations	-	1,412,239
Accrued Salaries & Bonuses	421,796	227,704
Income taxes payable	67,000	-
Accrued liabilities	4,923	-
401(k) and Profit Sharing Plan Payable	50,010	164,415
Total Liabilities	574,147	1,824,706
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2006 and 2005, Respectively.	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	2,106,528	2,034,972
Treasury Stock - at Cost, 4,900 Shares at June 30, 2006 and 2005, Respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,661,653	1,590,097
Total Liabilities and Stockholders' Equity	$ 2,235,800	$ 3,414,803

See accompanying notes to financial statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30,

	2008	2007
Income:		
Net Dealer Inventory and Investment Gains	$ 2,422,120	$ 1,344,554
Commissions	526,238	490,333
Advisory Fees	941,750	821,688
Interest and Dividends	378,194	293,775
Other	121,727	165,496
Total Income	4,390,029	3,115,846
Expenses:		
Advertising and Marketing	49,454	32,270
Automobile	8,741	6,477
Brokers' Services	171,568	124,237
Commissions	1,731,398	1,159,084
Depreciation	25,007	28,534
Donations	2,986	1,183
Dues and Subscriptions	83,512	88,299
Employee Benefit Programs	75,458	67,184
Insurance	25,479	3,312
Interest	42,857	37,011
Meals and Entertainment	23,317	17,872
Office Expense	228,036	261,666
Professional Fees	36,017	38,317
Rent - Office	81,572	101,700
Rent and Maintenance - Equipment	30,285	31,823
Salaries and Bonuses - Employees	719,961	469,820
Salaries - Officers	233,350	208,000
Taxes and Licenses	169,877	136,567
Telephone	39,975	31,120
Travel	6,443	13,497
Utilities	16,656	16,657
Other	19,163	-
401(k) and Profit Sharing Expense	226,361	179,832
Total Expenses	4,047,473	3,054,462
Income before Income Taxes	342,556	61,384
Income Taxes:		
Current	67,000	1,229
Net Income	$ 275,556	$ 60,155

See accompanying notes to financial statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	2008	2007
Balance - Beginning of Year	$ 2,034,972	$ 1,974,817
Dividends Paid	204,000	-
Net Income (Loss)	275,556	60,155
Balance - End of Year	$ 2,106,528	$ 2,034,972

See accompanying notes to financial statements

Dorsey & Company, Inc.

Statements of Changes in Stockholders Equity

For the Years Ended June 30,

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - 2006	$ 100,000	$ 129,223	$ 1,974,817	$ (674,098)	$ 1,529,942
Dividends Paid	-	-	-	-	$ -
Net Income (Loss)	-	-	60,155	-	$ 60,155
Balance - 2007	$ 100,000	$ 129,223	$ 2,034,972	$ (674,098)	$ 1,590,097
Dividends Paid	-	-	204,000	-	204,000
Net Income (Loss)	-	-	275,556	-	275,556
Balance - 2008	$ 100,000	$ 129,223	$ 2,106,528	$ (674,098)	$ 1,661,653

See accompanying notes to financial statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30,

	2008	2007
Cash Flows from Operating Activities:		
Net Income	$ 275,556	$ 60,155
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	25,007	28,534
Loss on Sale of Asset	7,799	900
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers and Clearing Organizations	(164,966)	28,895
Deposits with Clearing Associations	(1,486)	(922)
Securities Owned	1,357,180	(1,400,003)
Accrued Interest Receivable	(2,831)	(6,446)
Other Assets	22,709	37,446
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	(1,412,239)	1,219,937
Accounts Payable and Accrued Expenses	210,371	(92,447)
Income Tax Payable	67,000	-
Pension Plan Payable	(114,405)	90,580
Net Cash Provided (Used) by Operating Activities	269,695	(33,371)
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	(8,716)	(17,308)
Cash Flows from Financing Activities:		
Changes in Bank Overdrafts	(1,286)	1,284
Dividends Paid	(204,000)	-
Net Cash Provided (Used) by Financing Activities	(205,286)	1,284
Net Increase (Decrease) in Cash	55,693	(49,395)
Cash at Beginning of Year	0	49,395
Cash at End of Year	$ 55,693	$ 0
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 42,857	$ 37,011
Income Taxes	$ -	$ -

See accompanying notes to financial statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2008 and 2007

1. Business Activity

Dorsey & Company, Inc. is located in New Orleans, Louisiana and provides professional investment counseling, securities brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Securities Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. The Company security transactions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 39 years.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Payable to Clearing Broker

The payable to clearing broker is for Company transactions and is collateralized by Company securities. Interest is charged at the broker call rate, which is 3.75% and 3.00% at June 30, 2008 and 2007, respectively.

4. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2008	2007
Government Bonds	$ 141,221	$ 164,463
State and Municipal Bonds	938,099	2,131,354
Corporate Bonds	77,464	164,823
Corporate Stocks	544,719	598,044
Total	$ 1,701,503	$ 3,058,684

5. Property and Equipment

Property and equipment consists of the following:

	2008	2007
Leasehold Improvements	$ 39,959	$ 36,696
Furniture and Equipment	153,863	158,329
Less: Accumulated Depreciation	(140,287)	(117,400)
Total Property and Equipment	$ 53,535	$ 77,625

Depreciation expense for June 30, 2008 and 2007, amounted to $25,007 and $28,534, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2008	2007
Net Capital	$ 1,462,911	$ 1,291,577
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 1,212,911	$ 1,041,577
Aggregate Indebtedness	$ 574,147	$ 1,823,420
Ratio of Aggregate Indebtedness to Net Capital	0.39 to 1	1.41 to 1

7. Liabilities Subordinated to Claims of General Creditors

At June 30, 2008 and 2007, the Company did not have any liabilities subordinated to claims of general creditors.

8. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the plan for the year ended June 30, 2008 and 2007, totaled $175,000 and $144,000, respectively.

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the years ended June 30, 2008 and 2007, totaled $51,361 and $35,832, respectively.

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2008, the Company had no uninsured balances.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2008 and 2007

10. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2008	2007
Net Income before Income Taxes	$ 342,556	$ 61,384
Federal Non-Deductible Expenses	51,692	37,283
Federal Non-Taxable Income	(87,377)	(65,277)
Taxable Income before Net Operating Loss and Special Deductions	306,871	33,390
Special Deductions	(15,679)	(10,549)
Taxable Income	$ 291,192	$ 22,841

Income taxes consists of the following:

	2008	2007
Federal	$ 54,400	$ -
State	12,600	1,229
Total	$ 67,000	$1,229

Federal income taxes were offset by business credits in the amount of $42,485 in 2008 and $3,426 in 2007.

11. Commitments and Contingencies

Leases

The Company leases it's New Orleans Office from an officer/stockholder under a seventeen-year lease expiring on November 30, 2021. The monthly rate is $5,975. Rent paid under this lease for the years ended June 30, 2008 and 2007, totaled $71,700 for each year.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2009	$ 71,700
2010	71,700
2011	71,700
2012	71,700
2013	71,700
Thereafter	$567,625

12. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 11.

13. Contingencies

The Company is involved in legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial liability that may be incurred in settlement of the disputes would not be material to the Company's financial position.

Dorsey & Company, Inc.

Supplemental Information Report

June 30, 2008

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

June 30, 2008

Net Capital:	
Total Stockholders' Equity	$ 1,661,653
Non-Allowable Assets:	
Property and Equipment	53,535
Other Assets - Miscellaneous	52,473
Net Capital before Haircuts	1,555,645
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	92,734
Net Capital	1,462,911
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 1,212,911
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 574,147
Ratio of Aggregate Indebtedness To Net Capital	0.39 to 1

Schedule II

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements

June 30, 2008

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,235,800	$ 2,235,800	-

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 2,235,800	$ 2,235,800	-

Dorsey & Company, Inc.

Statement Regarding Material Inadequacies

June 30, 2008

No material inadequacies were found to exist since the date of our previous audit, June 30, 2007.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC. [0013]

SEC File Number: 8- 7541 [0014]

Address of Principal Place of Business: 511 GRAVIER STREET [0020]

NEW ORLEANS [0021] LA [0022] 70130-2701 [0023]

Firm ID: 1668 [0015]

For Period Beginning 07/01/2007 [0024] And Ending 06/30/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VP [0030] Phone: (504) 524-5431 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

Ray Thompson
Sr. V.P.

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	55,693 [0200]		55,693 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	297,514 [0295]		
	B. Other	50,628 [0300]	43,547 [0550]	391,689 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. *Exempted* securities	938,099 [0418]		
	B. Debt securities	218,685 [0419]		
	C. Options	[0420]		
	D. Other securities	544,719 [0424]		
	E. Spot commodities	[0430]		1,701,503 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	53,535 [0680]	53,535 [0920]
11.	Other assets	24,454 [0535]	8,926 [0735]	33,380 [0930]
12.	TOTAL ASSETS	2,129,792 [0540]	106,008 [0740]	2,235,800 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	574,147 [1205]	[1385]	574,147 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. *Cash borrowings:*		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity			

	subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	574,147 [1230]	0 [1450]	574,147 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	100,000 [1792]
C.	Additional paid-in capital	129,223 [1793]
D.	Retained earnings	2,106,528 [1794]
E.	*Total*	2,335,751 [1795]
F.	Less capital stock in treasury	-674,098 [1796]
24.	TOTAL OWNERSHIP EQUITY	1,661,653 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,235,800 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2007 [3932]	Period Ending 06/30/2008 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	104,885 [3935]
	b. Commissions on listed option transactions	18,784 [3938]
	c. All other securities commissions	402,564 [3939]
	d. Total securities commissions	526,233 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	1,630,470 [3949]
	c. Total gain (loss)	1,630,470 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	228,140 [3955]
5.	Revenue from sale of investment company shares	563,453 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	852,933 [3975]
8.	Other revenue	588,800 [3995]
9.	Total revenue	4,390,029 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	233,350 [4120]
11.	Other employee compensation and benefits	2,912,248 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	42,857 [4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	59,710 [4195]
15.	Other expenses	799,308 [4100]
16.	Total expenses	4,047,473 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	342,556 [4210]

18.	Provision for Federal Income taxes (for parent only)		67,000 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	*Extraordinary gains (losses)*		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		275,556 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-115,516 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING, LLC [4335A2]	All [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			1,661,653 [3480]
2.	*Deduct ownership* equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			1,661,653 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			1,661,653 [3530]
6.	Deductions and/or charges:			
	A. *Total nonallowable assets from* Statement of Financial Condition (Notes B and C)		106,008 *[3540]*	
	B. Secured demand note deficiency		[3590]	
	C. *Commodity futures contracts* and spot commodities - proprietary capital charges		*[3600]*	
	D. Other deductions and/or charges		[3610]	-106,008 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 *[3630]*
8.	Net capital before haircuts on securities positions			1,555,645 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		55,809 [3735]	
	2. Debt securities		14,444 [3733]	

3. Options		[3730]	
4. Other securities		22,481 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-92,734 [3740]
10. Net Capital			1,462,911 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	38,276 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	1,212,911 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,405,496 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. *Total A.I. liabilities from Statement of* Financial Condition			574,147 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			574,147 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 39 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,590,097 [4240]
A.	Net income (loss)		275,556 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-204,000 [4270]
2.	Balance, end of period (From item 1800)		1,661,653 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END